Exhibit 12.3

WISCONSIN POWER AND LIGHT COMPANY

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
     AND PREFERRED DIVIDEND REQUIREMENTS

	Six Months
	Ended June 30,		Years Ended December 31,

	2006	2005	2005	2004	2003	2002	2001

	(dollars in millions)
EARNINGS:
Net income	$50.6	$39.5	$105.1	$113.7	$114.9	$80.9	$73.5
Income taxes	31.2	23.7	60.9	66.3	65.8	44.7	41.2

Income before income taxes	81.8	63.2	166.0	180.0	180.7	125.6	114.7
Fixed charges as defined	40.9	33.5	73.9	56.6	47.7	49.2	51.6
Adjustment for undistributed equity earnings	(2.9)	-	(1.6)	(4.5)	(6.7)	(3.8)	(7.1)

Total earnings as defined	$119.8	$96.7	$238.3	$232.1	$221.7	$171.0	$159.2

FIXED CHARGES:
Interest expense	$24.7	$18.9	$40.4	$33.5	$37.9	$40.2	$43.5
Estimated interest component of rent expense	16.2	14.6	33.5	23.1	9.8	9.0	8.1

Total fixed charges as defined	$40.9	$33.5	$73.9	$56.6	$47.7	$49.2	$51.6

Ratio of Earnings to Fixed Charges (Unaudited)	2.93	2.89	3.22	4.10	4.65	3.48	3.09

Preferred dividend requirements (pre-tax basis) *	$2.7	$2.7	$5.2	$5.2	$5.2	$5.1	$5.1

Fixed charges and preferred dividend requirements	$43.6	$36.2	$79.1	$61.8	$52.9	$54.3	$56.7

Ratio of Earnings to Combined Fixed Charges and
Preferred Dividend Requirements (Unaudited)	2.75	2.67	3.01	3.76	4.19	3.15	2.81

* Preferred dividend requirements (pre-tax basis) are computed by dividing the preferred dividend requirements by one hundred percent minus the respective year-to-date effective income tax rate.